Filed by Comerica Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sterling Bancshares, Inc.

(Commission File No. 1-34768)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•   Transcript of the second quarter 2011 earnings conference call of Comerica Incorporated (“Comerica”) on Tuesday, July 19, 2011.

Any statements in this filing that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “opportunity,” “initiative,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective,” “pending,” “looks forward” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Comerica or its management, are intended to identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of Comerica’s management based on information known to Comerica’s management as of the date of this filing and do not purport to speak as of any other date. Forward-looking statements may include descriptions of plans and objectives of Comerica’s management for future or past operations, products or services, and forecasts of Comerica’s revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries, estimates of credit trends and global stability. Such statements reflect the view of Comerica’s management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, Comerica’s actual results could differ materially from those discussed.  Factors that could cause or contribute to such differences are changes in general economic, political or industry conditions and related credit and market conditions; changes in trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve Board; adverse conditions in the capital markets; the interdependence of financial service companies; changes in regulation or oversight, including the effects of recently enacted legislation, actions taken by or proposed by the U.S. Treasury, the Board of Governors of the Federal Reserve System, the Texas Department of Banking and the Federal Deposit Insurance Corporation, legislation or regulations enacted in the future, and the impact and expiration of such legislation and regulatory actions; unfavorable developments concerning credit quality; the proposed acquisition of Sterling Bancshares, Inc. (“Sterling”), or any future acquisitions; the effects of more stringent capital or liquidity requirements; declines or other changes in the businesses or industries in which Comerica has a concentration of loans, including, but not limited to, the automotive production industry and the real estate business lines; the implementation of Comerica’s strategies and business models, including the anticipated performance of any new banking centers; Comerica’s ability to utilize technology to efficiently and effectively develop, market and deliver new products and services; operational difficulties or information security problems; changes in the financial markets, including fluctuations in interest rates and their impact on deposit pricing; the entry of new competitors in Comerica’s markets; changes in customer borrowing, repayment, investment and deposit practices; management’s ability to maintain and expand customer relationships; management’s ability to retain key officers and employees; the impact of legal and regulatory proceedings; the effectiveness of methods of reducing risk exposures; the effects of war and other armed conflicts or acts of terrorism and the effects of catastrophic events including, but not limited to, hurricanes, tornadoes, earthquakes, fires, droughts and floods. Comerica cautions that the foregoing list of factors is not exclusive. For discussion of factors that may cause actual results to differ from expectations, please refer to our filings with the Securities and Exchange Commission (“SEC”). In particular, please refer to “Item 1A. Risk Factors” beginning on page 16 of Comerica’s Annual Report on Form 10-K for the year ended December 31, 2010. Forward-looking statements speak only as of the date they are made. Comerica does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this filing or in any documents, Comerica claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Sterling and a Prospectus of Comerica, and Sterling mailed the definitive Proxy Statement/Prospectus to its shareholders on or about April 6, 2011. Each of Comerica and Sterling may file other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

CORPORATE PARTICIPANTS

Darlene Persons

Comerica Incorporated - Director of IR

Ralph Babb

Comerica Incorporated - Chairman, CEO, President

Beth Acton

Comerica Incorporated - CFO, EVP

John Killian

Comerica Incorporated - Chief Credit Officer

Lars Anderson

Comerica Incorporated - Vice Chairman of Business Bank

Dale Greene

Comerica Incorporated - EVP Business Bank

CONFERENCE CALL PARTICIPANTS

Brett Rabatin

Sterne, Agee & Leach, Inc. - Analyst

Jennifer Demba

SunTrust Robinson Humphrey - Analyst

John Pancari

Evercore Partners - Analyst

Steven Alexopoulos

JPMorgan Chase & Co. - Analyst

Erika Penala

BofA Merrill Lynch - Analyst

Craig Siegenthaler

Credit Suisse - Analyst

Ken Zerbe

Morgan Stanley - Analyst

Gary Tenner

D.A. Davidson & Co. - Analyst

Michael Rose

Raymond James & Associates - Analyst

Brian Foran

Nomura - Analyst

Peter Ganucheau

Carlson Capital - Analyst

Terry McEvoy

Oppenheimer & Co. - Analyst

Brian Klock

Keefe, Bruyette & Woods - Analyst

Jessica Ribner

FBR Capital Markets - Analyst

PRESENTATION

Operator

Good morning. My name is Ashley, and I will be your conference operator today. At this time, I would like to welcome everyone to the Comerica second quarter 2011 earnings call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. (Operator Instructions) Thank you.

I would now like to turn the conference over to Darlene Persons, Director of Investor Relations. Ms. Persons, you may begin your conference.

Darlene Persons  — Comerica Incorporated - Director of Investor Relations

Thank you, Ashley. Good morning, and welcome to Comerica’s second quarter 2011 earnings conference call. Participating on this call will be our Chairman Ralph Babb; our Chief Financial Officer Beth Acton; our Chief Credit Officer John Killian; Lars Anderson, Vice Chairman of the Business Bank; and Dale Greene, Executive Vice President of the Business Bank. A copy of our Press Release and presentation slides are available on the SEC’s website, as well as in the investor relations section of our website, comerica.com. As we review our second quarter results, we will be referring to the slides, which provide additional details on our earnings.

Before we get started, I would like to remind you that this conference call contains forward-looking statements. And in that regard, you should be mindful of the risks and uncertainties that can cause future results to vary from expectations. Forward-looking statements speak only as of the date of this presentation, and we undertake no obligation to update any forward-looking statements. I refer you to the Safe Harbor Statement contained in the release issued today, as well as slide 2 of this presentation which I incorporate into this call, as well as our filings with the SEC.

Also, this conference call will reference non-GAAP measures, and in that regard I would direct you to the reconciliation of these measures within this presentation.

Now, I will turn the call over to Ralph, who will begin on slide 3.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Good morning. Today we reported first quarter net income of $96 million or $0.53 per share. The second quarter 2011 results were primarily driven by continued reductions in credit costs and good control of expenses, offset by muted loan demand in a slowly improving economy, as well as a tax settlement. Second quarter revenue was down 1% when compared to the first quarter, reflecting a modest reduction in average loans of 1%, and a decline in loan yields due to a decrease in LIBOR.

Turning to slide 4 and highlights from the second quarter, total average loans were down 1%, and period end loans were up modestly from March 31. We were pleased to see commercial loan growth in the second quarter, driven primarily by increases in Middle Market, Global Corporate Banking, and Specialty Businesses, partially offset by a decrease in floor plan loans in National Dealer Services. Commercial Real Estate declined, offsetting the commercial loan growth. We expect the pace of decline in Commercial Real Estate to lessen in the second half of 2011, and National Dealer Services to rebound in the fourth quarter, as the impacts of the tragic Japanese earthquakes and tsunami diminish. Average core deposits were up $881 million or about 2% from the first quarter of 2011, which led to higher excess liquidity. The net interest margin decreased 11 basis points from the first quarter, primarily due to the increase in excess liquidity and the decrease in LIBOR.

We continued to manage our expenses effectively in the second quarter, as noninterest expenses decreased $6 million from the first quarter of 2011, which includes $5 million of costs incurred in connection with the pending acquisition of Sterling Bancshares.

Broad based, steady improvement in credit quality continued in the second quarter. This was the eighth consecutive quarter of decline in net charge-offs, with an $11 million decrease. We had strong recoveries of $35 million. Credit quality migration remains positive as demonstrated by the $339 million decline in watch list loans, which provide our best early indicator of future credit quality, as well as the $60 million decline in nonperforming assets. As a result of these overall improvements to our credit metrics, the provision for loan losses decreased to $47 million.

The second quarter provision for income taxes included net after-tax charges of $8 million or $0.04 per share, which primarily reflected a $19 million charge related to a final settlement agreement with the IRS. The settlement involved the repatriation of foreign earnings on a structured investment transaction. This was partially offset by a release of tax reserves of $9 million resulting from our planned participation in a recently enacted California voluntary compliance initiative program. Comerica has no other investment structures with uncertain tax positions.

Our capital position remains strong, and the quality of our capital remains solid, as evidenced by our Tier 1 common capital ratio of 10.53%. We expect to be an active repurchaser of shares for the balance of 2011.

Within our geographic market, we have seen some positive signs, as customers and prospects remain cautiously optimistic in this environment. Loan commitments and utilization rates are up, and our loan pipeline is strong. In Texas, job growth remains steady, while higher energy prices have supported increased drilling activity in the state. Texas is well positioned to outperform the national economy in 2011. We continue to see good loan and deposit growth, as well as excellent credit quality in Texas.

In Michigan, strong state payroll growth and increased auto production drove our Michigan economic activity index up over the first quarter of 2011. Some headwinds, including the Japanese disaster related supply chain disruptions, should dissipate over time, providing the Michigan economy with more strength going forward. Our Michigan Middle Market and Global Corporate bankers reported strong lending activity in the second quarter, as demonstrated by increased outstandings.

In California, job growth has stalled, and the state’s economic recovery remains sluggish. We believe declining home prices and higher energy prices dampened growth in California in the first part of the year. As headwinds dissipate, we believe the local economy should begin showing more strength against a background of moderate national expansion. Our lending teams in California reported stronger activity in the second quarter, particularly in Middle Market, but also in Technology and Life Sciences, and Global Corporate Banking.

No matter how the national economy performs, we see multiple opportunities to preserve or enhance revenue. This includes our pending acquisition of Sterling, our plans for new or enhanced products, and in the future enhancements we are making to our sales management processes. Also, we are diligent in managing our expenses with selective hiring and a cautious approach to our banking center expansion program. Our expenses are lower than they were 5 years ago. During this past recession, we reduced our staffing level about 17% by finding more efficient ways of doing our work, while at the same time protecting the revenue producers who are vital to our future.

Turning to slide 5, we are excited about our pending acquisition of Sterling Bancshares, a strategically compelling transaction that significantly boosts our presence in the growing state of Texas. Following the expiration of the required 15-day Department of Justice waiting period associated with the Federal Reserve Board’s approval order, we expect the acquisition will close on July 28, 2011.

This morning, Sterling announced its second quarter earnings, and their core operating performance was consistent with our expectations. Sterling’s results also included a loss from discontinued operations, reflected an expected sale of an investment advisory subsidiary. Sterling’s solid deposit base and well-located branch network are expected to triple our Houston market share, provide us entry into the attractive San Antonio and Kerrville regions, and complement our existing footprint in the Dallas/Fort Worth area.

In short, it is a unique opportunity to provide us enhanced growth going forward. We expect a smooth transition, given the size of the acquisition and our in-depth knowledge of the Texas market. We look forward to welcoming Sterling customers and employees to Comerica, as we begin this new chapter in our Texas banking history.

In closing, we believe we are well positioned to capitalize on growth opportunities, underscored in the second quarter by the increase in outstandings in Middle Market, Global Corporate Banking, and several of our Specialty Businesses, and by our pending acquisition of Sterling.

Before turning the call over to Beth and John, I want to remind you that Lars and Dale are here as well, to answer any questions you may have. As you may already know, Dale is retiring in August after a long, successful career at the bank.

And now I’ll turn the call over to Beth and John.

Beth Acton  — Comerica Incorporated - CFO, EVP

Thanks, Ralph. Good morning, everyone. Turning to slide 6, it provides an overview of the terms of the Sterling transaction. This is a 100% stock deal for an implied purchase price of 853 million based on the stock price as of June 30, and the fixed exchange ratio of 0.2365. The deal economics, expense synergies, merger-related charges, and percentage loan marks are consistent with those we provided at the time of the announcement in January.

It is expected to be breakeven to Comerica’s earnings in 2012, excluding merger and integration costs of approximately 80 million after-tax, and be increasingly accretive thereafter. Estimated synergies, including expense savings of 56 million, to be fully realized on a run rate basis by year-end 2012. Also, our conservative assessment resulted in loan marks of about 12%, which results in an estimated fair value of approximately 2.1 billion for the loan portfolio. While we have not included revenue synergies in our analysis of the deal economics, we believe there are opportunities to leverage the distribution channels to increase cross sales of cash management services, including bank card, foreign exchange and derivatives, as well as wealth management products. Additional information regarding the accounting for this transaction can be found in the appendix to this presentation.

Turning to slide 7. Total average loans of 39.2 billion declined 377 million or 1% in the second quarter. Total period-end loans at June 30 increased modestly from March 31. Period-end commercial loans, also known as C&I loans, increased 1.1 billion or 6% in the second quarter, excluding Dealer Floor Plan.

As we anticipated, average outstandings in National Dealer Services were down 194 million or 5%, and down 435 million at period end. This was a result of the supply chain disruptions related to the Japanese disaster. We believe dealers will start to rebuild their inventory in August and September. Therefore, average outstandings for the third quarter will be somewhat less than the second quarter. However, period-end outstandings will be relatively stable.

Average Commercial Real Estate decreased 393 million or 9%, and is expected to continue to decline. However, the pace of decline appears to be slowing, as shown by the smaller decline in period-end Commercial Real Estate outstandings. Excluding these two segments, period-end and average total loans increased.

Line utilization for the portfolio as a whole was up almost one percentage point to 45%, as the increase in outstandings was greater than the increase in commitments. Commitments increased in all major markets. By lines of business, we are encouraged to see commitments have increased in Middle Market, small business, and several of the Specialty Businesses. Our loan pipelines remain strong in the second quarter. Commitments to commit, which is the last stage in the pipeline before the deal is booked, increased nicely for the second quarter in a row across almost all business lines.

Slide 8 shows loan growth in selected portfolios. Average loans increased in Middle Market and Global Corporate Banking in all major markets, as well as Specialty Businesses. Middle Market average loans increased 160 million or 1% from the first quarter. Midwest and Texas markets were the primary drivers. Global Corporate Banking average loans increased 136 million or 3%. Specialty Businesses increased 62 million or 1%, led by Mortgage Banker, Energy, and Technology and Life Sciences. Loan growth in Texas continued in the second quarter with average loans increasing 47 million or 1% after a $389 million increase in the first quarter, and $78 million increase in the fourth quarter.

As shown on slide 9, core deposit growth was strong in the second quarter. Average core deposits increased 881 million compared to first quarter, reflecting a 554 million increase in interest-bearing, and 327 million increase in noninterest-bearing deposits. Increased average deposits were noted in all major geographic markets, led by a $389 million increase in Texas.

By line of business, strong growth was reported in many lines of business, particularly Technology and Life Sciences, Personal Banking, Global Corporate Banking, and Wealth Management. This was partially offset by declines in Middle Market and Mortgage Banker Finance, which is a hopeful sign that businesses’ working capital needs are starting to grow, as we also saw a pick up in loan activity in these segments.

As outlined on slide 10, the net interest margin of 3.14% declined 11 basis points compared to the first quarter. The decline primarily reflected the impact of an increase in excess liquidity, loan repricing based on a decrease in LIBOR, and the maturity of interest rate swaps at positive spreads in the first quarter. Excess liquidity had a 21 basis point negative impact on the net interest margin compared to 14 basis points in the first quarter. Excess liquidity was represented by an average of $3.1 … $3.4 billion deposited with the Federal Reserve Bank. This was a $1.1 billion increase from the first quarter. The increase was primarily due to very strong deposit growth.

Loan yields were modestly lower, primarily reflecting the decline in LIBOR. The majority of our loans are LIBOR based. 1-month LIBOR averaged 20 basis points in the second quarter, six basis points lower than the first quarter. We have not seen any material loan spread compression. However, we are seeing increased competition for customers, as liquidity in the banking system continues to increase.

Our balance sheet remains well positioned for rising rates. With Sterling, on a pro forma basis, we believe that a 200 basis point increase in interest rates over a 12-month period, equivalent to 100 basis points on average, would result in about $124 million increase in annual net interest income.

Turning to slide 11, noninterest expenses decreased 6 million to 409 million in the second quarter. Noninterest expenses included 5 million of costs incurred in connection with the pending Sterling acquisition. This was more than offset by declines in a number of noninterest expense categories such as salaries, FDIC insurance, software, and other real estate, also known as ORE. As you can see on this slide, through ongoing efficiency efforts we have consistently reduced our workforce over the past several years.

Now, John Killian, our Chief Credit Officer, will discuss credit quality starting on slide 12.

John Killian  — Comerica Incorporated - Chief Credit Officer

Good morning. Broad based, steady improvement in credit quality continued in the second quarter. Net credit-related charge-offs decreased 11 million to 90 million. Nonperforming assets declined 60 million. Foreclosed property declined 4 million. Loans past due 90 days or more, and still accruing, decreased 8 million.

And the watch list, which is the best early indicator we have for future credit quality, declined 339 million. The watch list is primarily comprised of special mention, substandard, and nonaccrual loans. The allowance for loan losses decreased 43 million, and was 2.06% of total loans and 83% of total nonperforming loans. The improvement in all of these metrics led to a decrease in the provision for loan losses of 47 million.

Turning to slide 13, the provision was less than charge-offs for the fifth consecutive quarter, reflecting our overall credit performance, including improving migration trends. The decrease in net charge-offs in the second quarter primarily reflected a decrease of 22 million in the Middle Market, partially offset by an increase of 9 million in Private Banking. We continued to have excellent recoveries, which increased in the second quarter to 35 million, 13 million greater than the first quarter. Our strategy of using our experienced professional collection group to work through problem loans in an orderly fashion has maximized recoveries.

On the right side of the slide is the watch list, which declined 339 million from the first quarter. All three categories — special mention, substandard accrual, and substandard nonaccrual — declined, reflecting the positive migration patterns we have been seeing across the portfolio. The watch list has declined 3.4 billion since the peak in the third quarter of 2009.

Of note, the annual Shared National Credit Exam results have been received, and were reflected in the second quarter metrics.

Also, another topic of possible interest is our international exposure. We have no sovereign exposure to Portugal, Ireland, Italy, Greece, or Spain. Our international strategy as it pertains to Europe is to focus on European corporates doing business in North America with an emphasis on our footprint markets.

Turning to slide 14. Total nonaccrual loans decreased 55 million to 941 million. The largest portion of the nonaccrual loans continues to be the Commercial Real Estate line of business, which declined 71 million in the quarter. Foreclosed property decreased 4 million, as we successfully sold a number of properties. Total troubled debt restructurings, or TDRs, increased 10 million to 212 million in the second quarter. Reduced rate and nonaccrual accounted for two-thirds of the total TDRs. We do not expect to see a significant impact on reserves as a result of the new FASB rule on TDRs. We review workout strategies, reserves, and carrying values for each individual nonperforming loan at least quarterly. This proactive strategy has contributed to the decline in net charge-offs, as well as an average carrying value of our nonaccrual loans of 53% compared to contractual values.

To conclude on credit, we are pleased with the continued improvement in credit quality, including migration trends. We improved our credit outlook due to better credit metrics than we anticipated, including higher recoveries. Our outlook for the second half of the year, which incorporates Sterling from the expected closing date of July 28, is for net credit-related charge-offs to be between 165 and 185 million, with a provision for credit losses expected to be between 65 and 85 million.

Now, I’ll turn the call back to Beth.

Beth Acton  — Comerica Incorporated - CFO, EVP

Thanks, John. Turning to slide 15. Our capital position continues to be strong, and the quality of our capital is among the best in our peer group. The acquisition of Sterling is expected to have minimal impact on our Tier 1 ratio, and our tangible common equity ratio will be about 10.5% on a pro forma basis.

Earlier this year we commenced our share repurchase program, buying back 400,000 shares in the first quarter. We did not repurchase any shares in the second quarter due to the pending acquisition of Sterling. We expect to resume repurchases in the third quarter. We continue to target an annual earnings payout ratio, including dividends and share repurchases, of up to 50% of full-year earnings.

Slide 16 provides our outlook for the second half of 2011. It is based on the incorporation of the projected results of Sterling from the expected closing date of July 28 through year-end 2011. This second-half combined outlook is compared to Comerica’s first-half results on a standalone basis. As has been our practice, we expect to update our outlook each quarter when we announce our financial results.

We expect a mid-single digit increase in average loans due to the acquisition of Sterling loans at fair value. Average earning assets are expected to be about 52.5 billion, reflecting increases, primarily related to Sterling, in average loans and average investment securities available for sale, partially offset by a decrease in excess liquidity. An average net interest margin of 3.35% to 3.40% includes the benefit from the accretion of the purchase discount on the acquired Sterling loan portfolio, as well as a reduction in excess liquidity, and LIBOR remaining at second quarter levels. As a reminder, changes in excess liquidity and the resulting impact on our earning assets and the net interest margin have no meaningful impact on net interest income.

The outlook is continued on slide 17. Our outlook is for net credit-related charge-offs between 165 and 185 million for the second half of 2001 … 2011, with a provision for credit losses expected to be between 65 and 85 million. As far as noninterest income, we expect a mid-single-digit decline in second-half 2011 compared to first-half 2011 primarily due to the impact of regulatory changes, partially offset by the inclusion of Sterling. In addition, we are not forecasting the same level of contribution from principal investing and warrants, which is included in other noninterest income, as we had in the first half of the year.

Excluding merger and restructuring charges, we expect a high-single-digit increase in noninterest expenses, primarily due to the addition of Sterling. We continue to expect total merger and restructuring charges of approximately $80 million after-tax, with about 25 million after-tax recognized in each of the third and fourth quarters, and the remainder recognized in 2012. For the second half of 2011, income tax expense to approximate 36% of pre-tax income, less approximately 33 million in tax benefits.

In closing, we believe we are well positioned for the future. We expect to accelerate our growth in Texas with the pending Sterling Bank acquisition. Also, we are seeing hopeful signs in Michigan and California, such as increased loan demand for Middle Market, Global Corporate, and several Specialty Businesses, customers, and prospects. We have tight control of expenses, and are less impacted by regulatory changes than many of our peers. Our capital is strong, and will support growth.

Now, we will be happy to answer any questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Brett Rabatin with Sterne, Agee.

Brett Rabatin  — Sterne, Agee & Leach, Inc. - Analyst

Good morning, everyone.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Hi Brett.

Brett Rabatin  — Sterne, Agee & Leach, Inc. - Analyst

Wanted to first ask if you could talk a little bit about the interplay between the Sterling portfolio atrophy and then the growth of your organic portfolio. Can you give us some color maybe around the net effects there?

Lars Anderson  — Comerica Incorporated - Vice Chairman of Business Bank

Yes, as we look out through the balance of the year, we continue to see good activity in our core Middle Market, Corporate Banking, Energy businesses that are here in the Texas market that overlap with the Sterling franchise. We’re going to continue to, obviously, work very closely post closing with the Sterling portfolio. There’s a number of relationships that we think are there that we can continue to work with and expand and grow. They obviously have a good-sized Commercial Real Estate book of business that we’re going to continue to work with. I think we’ve talked about the appropriate marks and strategy that we’re going to work with, in, with that Commercial Real Estate book of business. That

Commercial Real Estate portfolio will fold right in nicely to our strategy, the way that we run at Comerica our Commercial Real Estate portfolios, working closely with those customers. And we’ll just have to kind of see as we work forward with that portfolio how it plays out. But it clearly, with the Sterling acquisition, gives us a much better position to grow in the Houston market. The portfolio puts us nicely into San Antonio, Kerrville, gives us better presence here in Dallas. So in an all-in basis, we continue to see that we’re going to be able to grow the loan portfolio as we head down the road here. And I feel really good about the bankers there at Sterling that are going to be joining us as part of the team to help us do that.

Brett Rabatin  — Sterne, Agee & Leach, Inc. - Analyst

But does that portfolio net shrink minus the growth that you’re seeing, or opportunities that you’re seeing, just given some run-off that they’re having?

Lars Anderson  — Comerica Incorporated — Vice Chairman of Business Bank

Yeah, there will clearly be some run-off. And the real estate portfolio there will continue to run off. But we’ve got a nice franchise kind of built around it. We’re going to be adding marketing resources, our specialty kind of products and specialty groups. We’ve got a nice Technology and Life Sciences Group here. Texas is beginning to grow in terms of its presence as a technology center. And clearly, our Energy Services Group and all of their talented folks are going to continue to, I think, take advantage of really a nice broader presence there. So I think we’re going to experience some nice mid-single digit increase in the loan portfolio as we look down the road.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

So really what you’re pointing out, Lars, is there will be some shrinkage in their portfolio due to coming into line with our metrics and portfolio. But the opportunities that are there to move forward, we think, are very good. And especially because of the recognition that Sterling will give us in the Houston market that Lars was talking about.

Brett Rabatin  — Sterne, Agee & Leach, Inc. - Analyst

Okay, great. And then just lastly, I wanted to make sure I understood the comment around loan spreads and just the fact that I think you indicated there was no impact on loan spreads this quarter but you were seeing competitive pressures. Can you clarify that, please?

Beth Acton  — Comerica Incorporated - CFO, EVP

Yeah, if you look at over the last year, we have not seen a material impact on loan spread compression. But we are certainly seeing, in activity with our people, more competition. And so, to the extent that competition increases, there could be some impact on spreads. But we have really not seen it in any material way over the recent quarter, but having said that, the competitive environment has increased.

Brett Rabatin  — Sterne, Agee & Leach, Inc. - Analyst

Okay, great. Thanks for the color.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Thank you.

Operator

Our next question comes from Jennifer Demba with SunTrust Robinson.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Good morning Jennifer.

Jennifer Demba  — SunTrust Robinson Humphrey - Analyst

Good morning. Thanks for taking my question. Just curious about your appetite interest for more transactions in Texas or outside Texas now that you’re coming close to closing Sterling.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Well, as we’ve mentioned in the past, our focus is for acquisitions in the future is Texas and California. Sterling, as we’ve mentioned, was a very unique opportunity in the placement, as Beth was talking about earlier, in Houston, San Antonio, and Dallas, as well, and really puts our footprint where we would like to be from a future growth, internal growth standpoint. We will always look at opportunities as they come up, but we will be very regimented about - do they add in the right markets and in the right places for us, because we feel very comfortable with our footprint now, both in Texas and California.

Jennifer Demba  — SunTrust Robinson Humphrey - Analyst

Okay. Thanks.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Thank you.

Operator

Our next question comes from John Pancari with Evercore Partners.

John Pancari  — Evercore Partners - Analyst

Good morning.

Beth Acton  — Comerica Incorporated - CFO, EVP

Good morning John

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Hi John.

John Pancari  — Evercore Partners - Analyst

Along those capital lines, can you talk a little bit more about further deployment via buyback or dividend and how you’re thinking about that post the integration here in Sterling.

Beth Acton  — Comerica Incorporated - CFO, EVP

You know John, that really hasn’t changed from what we reiterated in the slides, or frankly that we’ve been saying since January of this year. That we will be — our deployment strategy for this year is the payout of up to 50%, either via dividends or share repurchases. So a total payout between dividends and share repurchases of up to 50% for full year earnings, which will incorporate, obviously, Sterling in the last 5 months of the year. But it hasn’t — it doesn’t change our view of things in terms of that guidance that we reiterated today. And when you think about it, there is not a major impact on our Tier 1 ratios from the Sterling acquisition, as I indicated. Even on a TCE basis, tangible common equity basis, we would be at around 10.5%. So still very strong. So that’s our approach for this year. And obviously, as we go forward and get further clarity, just hopeful later this year or by the fourth quarter on a notice of proposed rule making on the capital side of things, then we’ll be evaluating it in that context. And there also are up for comment by the regulators, capital planning for banks of our size, as well, that we will be interested in seeing how that develops. So as we look into next year, we’ll have to take all that into consideration.

John Pancari  — Evercore Partners - Analyst

Okay. So with Sterling closing later this month, that still implies a pretty good pick up in buyback activity through the back half, through the remaining months of this year. So just wanted to confirm that we should see a pretty good acceleration of buyback pace?

Beth Acton  — Comerica Incorporated - CFO, EVP

Yes, what we indicated is we would be resuming share repurchases in the third quarter. And obviously, because of the lack of activity in the second quarter, there will be increased activity in the second half.

John Pancari  — Evercore Partners - Analyst

Okay. All right. And then lastly on the margin, can you talk about, just given your guidance there, what are you assuming in terms of excess liquidity and the opportunities to reinvest that there? Are you assuming anything around the bond portfolio?

Beth Acton  — Comerica Incorporated - CFO, EVP

No significant changes in the bond portfolio. We did have - There’s a slide in the appendix that shows when the Sterling merger is completed that we will have about an $8 billion investment portfolio, about 6.5 billion, kind of around our level at Comerica, and about 1.5 billion with Sterling. But that really is, in essence, adding the two together. We still do expect excess liquidity to dissipate in the second half of the year with loan trends turning positive. We just don’t see deposit trends can continue as they have. We also have 400 million of debt maturities in the third quarter. So it is our expectation that it will go down. But we’re not expecting it to go down in a material way but it will be a positive contributor towards the core NIM of Comerica.

John Pancari  — Evercore Partners - Analyst

Okay, and your Mortgage Warehouse was up this quarter in the loan book, correct?

Beth Acton  — Comerica Incorporated - CFO, EVP

It was up modestly. It was 566 million on average in the first quarter and it was 614 on average in the second quarter.

John Pancari  — Evercore Partners - Analyst

Okay. Thank you.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Thank you.

Operator

Our next question comes from Steven Alexopoulos with JPMorgan.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Good morning Steven.

Steven Alexopoulos  — JPMorgan Chase & Co. - Analyst

Good morning, everyone.

[Unidentified Participant.]

Morning.

Steven Alexopoulos  — JPMorgan Chase & Co. - Analyst

Looking at the loan growth guidance for the second half, which is mid-single digits, if I add Sterling, that’s around 5% loan growth. So it doesn’t look like you’re factoring in any organic loan growth. And when I look at page 7, or slide 7, you’re saying period end commercial ex-dealer floor plan are up 1.1 billion, a pretty big increase. You’re saying the pipeline’s up, commitments to commit are up. And with Dealer Finance coming back online in the second half of the year, I don’t understand why you don’t see any organic loan growth in the second half of the year.

Beth Acton  — Comerica Incorporated - CFO, EVP

Okay, there’s several things I can point out there, Steve. One is, when you look at the guidance, including Sterling, you have to remember that, one, we’re taking their loans on at fair value. Which, their period end loans were $2.4 billion, but those will come on to us at a 12% hair cut which is 2.1 billion. So that’s the fair value. The second is, remember, they’re not coming in for 6 months of the balance of the year, it will only be 5 months. So the math, you have to adjust for that. Related to core, kind of underlying Comerica, we did indicate that we expect Dealer to also be down on average in the third quarter compared to the second because we don’t see really a turnaround in Dealer coming until late in August, September. The rebound we really see coming in the fourth quarter. And we will continue to see run-offs in Commercial Real Estate. Although, as we indicated, it feels like we’re expecting that that decline will dissipate somewhat. So when you factor all those in, that’s how we get to the guidance we gave.

Steven Alexopoulos  — JPMorgan Chase & Co. - Analyst

It might help, with the run-off in Commercial Real Estate, should we look more for the period-end decline which was 123 million versus the average in terms of per quarter?

Beth Acton  — Comerica Incorporated - CFO, EVP

Yeah, I think, this is difficult to forecast with such precision in the sense of, these can be lumpy because of financings that get taken out. As you know, we’re not a long-term fixed-rate mortgage lender for 30 years. So to the extent there are opportunities for projects to be refinanced in the capital markets, those things happen and they’re not always predictable. But we did feel good about the fact that the decline in period-end was less than the average. And Lars, I don’t know if you have any color to add?

Lars Anderson  — Comerica Incorporated - Vice Chairman of Business Bank

Yeah. No, I think that that is on target. We’re going to continue to see some variability there as we see absorption of some of those assets into the permanent market. And it is lumpy. For example, if you look at multi-family today, cap rates in Southern Cal have fallen to the 4.25, low 4 rate. And there’s wide variation in those cap rates between the markets, so it’s a localized thing. We’re going to see some variability there but I think, in general, there’s going to be a slowing as we work through a lot of the issues that have been in the portfolio. We’ve got some of the core developers in that portfolio that are survivors that are in really good position. They have a lot of liquidity. And we’re excited about, frankly, some of the opportunities to begin to increase some new originations which will really focus mostly on multi-family and our large urban markets, Class A markets.

Steven Alexopoulos  — JPMorgan Chase & Co. - Analyst

Okay. Maybe just one follow-up on the margin. Looking at the loan yields, is that 3.79 about or close to a bottom do you feel?

Beth Acton  — Comerica Incorporated - CFO, EVP

Well, if you can tell me what LIBOR is going to do. I think we were, frankly, surprised to see the decline as significant as it was in the second quarter. And interestingly that really fell off from March to April, and there are a lot of speculations around why that was. But it was interesting to see. So it fell off in April and then has been kind of creeping lower. It’s stabilized so far in July. We’ll have to see. And our outlook for NIM did say that we expect, or that we factored in that LIBOR rates would remain at these kinds of levels for the rest of the year.

[Unidentified Participant.]

Right.

Beth Acton  — Comerica Incorporated - CFO, EVP

So we’re not expecting further decline in LIBOR, which could impact the loan yields negatively if that were to happen.

Steven Alexopoulos  — JPMorgan Chase & Co. - Analyst

Thank you.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Thank you.

Operator

Our next question comes from the line of Erika Penala with Bank of America, Merrill Lynch.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Good morning Erica.

Erika Penala  — BofA Merrill Lynch - Analyst

Good morning. I wanted to follow-up on the pricing discussion. Lars, I was wondering if you could give us a regional look, and perhaps also compare Middle Market and Large Corporate in terms of the competitive pricing dynamics that you’re observing. Because from other firms and some that compete in your footprint, we’re getting much more negative data points on pricing, or at least negative commentary on pricing.

Lars Anderson  — Comerica Incorporated - Vice Chairman of Business Bank

Yeah, no, Erika, that’s a good question. And we’re clearly seeing more pricing pressure, I would say, at the top of kind of our segment, kind of the lower corporate market, so to speak. Highly rated companies, companies that have a lot of national kind of competition for them. There is certainly more competition there. We haven’t seen that really impact us at this point. And I would say that’s kind of throughout our entire footprint, Midwest, the West, and Texas.

In the Middle Market, we continue to really hold our own there. That’s a really important market, obviously, for Comerica. We’ve been in that business for a long, long time, and one of the things that strikes me about the relationships we have there, we have very deep cross sells. And I think if you look at the balance sheet of Comerica, we have very high transaction account dollars, which are really kind of a reflection largely of the deep relationships we have in the Middle Market. And I think those deep relationships are serving us well. They served us well as we went through the past cycle, the recession. And they’re serving us well as we move forward. Not that there’s not going to be some competition out there but we’re prepared to begin to continue to enhance kind of the amount of time that we’re spending in the marketplace, spending time with prospects and clients, and taking advantage of growth. And hopefully a growing national economy as we look forward.

Erika Penala  — BofA Merrill Lynch - Analyst

And I just wanted to clarify your comments on Sterling. Of the $2.1 billion in fair value loans that you’re bringing on, what is the dollar amount that you consider core? And your call for mid-single digit growth, is that off of that core number that you’re considering?

Beth Acton  — Comerica Incorporated - CFO, EVP

Well, the outlook incorporates an expectation related to where the $2.1 billion goes. As Lars mentioned, we will be working through some of the Commercial Real Estate. We’ve seen— Sterling has seen some decline there, as well, in the first half of the year, and we would expect to see some more. But we’re working very hard with Sterling to really maximize the Small Business, Middle Market space where we think we can come in. The question is, how quickly can we get that ramped up to partially offset some of the CRE run-offs. So those are all of the dynamics we will be working through in a lot more detail once we own them.

Erika Penala  — BofA Merrill Lynch - Analyst

Ok. Thank you

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Thank you.

Operator

Our next question comes from the line of Craig Siegenthaler with Credit Suisse.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Good morning Craig.

Craig Siegenthaler  — Credit Suisse - Analyst

Good morning, everyone.

[Unidentified Participant.]

Hi Craig.  Morning.

Craig Siegenthaler  — Credit Suisse - Analyst

First, just on the NIM guidance. If the consolidated book is generating a NIM in the range of kind of 3.35 to 3.40, where your guidance is in the second half, what is the forecast for the legacy Comerica NIM, kind of ex-Sterling, and relative to the 2Q run rate of 3.14? We’re just trying to see how that’s trending.

Beth Acton  — Comerica Incorporated - CFO, EVP

Yeah, if you look at the guidance we gave, which was for the combined entity in the second half, 3.35 to 3.40, and we indicated that of that, 13 to 17 basis points relates to accretion through the purchase accounting. So if you, in essence, back that out and call the mid point of these ranges, you’re in the low to mid 3.20s in the core of the two together, Sterling and Comerica. And when you think about Sterling, it’s 10% of us, so its impact on NIM, even though they have a higher NIM, is fairly small. It’s two or three basis points. So the core underlying thing, if you distill it down, would be about a 3.20 for us in the second half for Comerica alone.

Craig Siegenthaler  — Credit Suisse - Analyst

Got it, very helpful there. Second question, just I’m trying to understand kind of the really aggressive build in excess liquidity here. And it sounds like you’re going to deploy some of that in the second half. I’m just wondering, is this just simply a function of strong deposit growth and waiting for loan balances to pick up? Or is it in any way related to a little bit of uncertainty with Regulation Q or Basel III liquidity requirements?

Beth Acton  — Comerica Incorporated - CFO, EVP

No. It’s really an expectation that deposit flows will not continue at these levels and at some point will get used in companies’ businesses. And that loan demand, as we’re seeing indications of, that loan demand is coming back. So, and, in addition, we don’t believe it is probably a good idea to extend duration risk at a time when yields start with a two. So it’s all of those things together that make us comfortable with the combined Sterling, Comerica investment portfolio of about eight, and then work through the excess liquidity as deposit flows change and loan demand improves.

Craig Siegenthaler  — Credit Suisse - Analyst

Got it, great. Beth, thanks for taking my questions.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Thank you.

Operator

Our next question comes from Ken Zerbe with Morgan Stanley.

Ken Zerbe  — Morgan Stanley - Analyst

Great, thanks.

[Unidentified Participant.]

Good morning.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Good morning, Ken.

Ken Zerbe  — Morgan Stanley - Analyst

Good morning.  Just a question on expenses. Obviously you’ve done a great job reducing headcount over the last several years. But aside from Sterling, and I saw your guidance there, but aside from Sterling, is there material room to further reduce expenses on the Comerica side? Or is it more a matter of sort of waiting for revenue to improve? Thanks.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

I think at this point, and as you mentioned, we’ve been very diligent with our expenses over this total downturn. We will continue to be diligent. But I think, at your point about we’re well positioned for the upturn, is the appropriate position that we’re in right now.

Beth Acton  — Comerica Incorporated - CFO, EVP

And I think, Ken, as things improve, because we were very mindful of protecting the revenue producing population within the employee base, there is capacity that we can take on additional things without adding significant people.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Yeah. And the efficiencies that we’ve put in place in those particular cases, there won’t be increases in expenses as revenue picks up. So I think we’re very well positioned for the turn, as we are, as Beth mentioned earlier, in the margin, for rates to improve and that will happen as the economy improves, as well.

Ken Zerbe  — Morgan Stanley - Analyst

All right. And then just briefly on credit. It looks like the NPA, that there’s a reduction in the nonperformers, was a little bit slower this quarter. Still coming down. But if that stays — if the decline slows, does that have an implication for the amount of reserve release you might expect going forward? I’m just trying to determine how much of your provision guidance is based on accelerating or even stable further reductions in your nonperforming assets. Thanks.

John Killian  — Comerica Incorporated - Chief Credit Officer

Let me expand that a little bit to be a little bit more general on the provision. You know, we have a pretty rigorous methodology for determining what the reserves should be and what the provision should be. The same one we’ve been using for ten years, and it’s served us well both in good times and in bad. If you take a look at the provision just by itself, it’s already down to about 50 basis points of loans on an annualized basis. So it is near, not completely normal but near normal run rate levels. Larger declines in provisions would be driven by larger declines in nonperforming loans and the reserves that go with them. And our NPLs and reserves are showing steady improvement, as you’ve noted. And we continue to use the strategy of using our workout group to alleviate the problem loans, not having a fire sale in the marketplace. So the increased recoveries this quarter reflect that kind of approach. But as indicated by our guidance, we do expect the provision to go down further as we look into the second half of the year. And therefore we do also expect nonperforming loans to decline, as well. So, as long as the economy continues to improve on a steady pace, even albeit lower than we would like, we expect to see improvement in the nonperforming loans, reserves and provision.

Ken Zerbe  — Morgan Stanley - Analyst

All right, great. Thanks.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Thank you.

Operator

Our next question comes from the line of Gary Tenner with D.A. Davidson.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Good Morning Gary.

Gary Tenner  — D.A. Davidson & Co. - Analyst

Good morning. Wonder if you could just update us on what the portfolio duration is in your securities portfolio?

Beth Acton  — Comerica Incorporated - CFO, EVP

It’s about 3.5 years.

Gary Tenner  — D.A. Davidson & Co. - Analyst

3.5 years - okay, great. And then just one other question. Have you guys been the subject of any class action lawsuits related to interchange at all?

Beth Acton  — Comerica Incorporated - CFO, EVP

No, not to my knowledge.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

No, not to our knowledge.

Gary Tenner  — D.A. Davidson & Co. - Analyst

Okay. Perfect.  Thank you very much.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Thank you.

Operator

Our next question comes from Michael Rose with Raymond James.

Michael Rose  — Raymond James & Associates - Analyst

Hi, good morning.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Morning.

Michael Rose  — Raymond James & Associates - Analyst

I had a question on your loan pipelines. Is that coming more from existing customers or is it coming from market share-take away?

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Lars?

Lars Anderson  — Comerica Incorporated - Vice Chairman of Business Bank

Yeah, we continue to see good strong pipelines growing in linked quarters, which is good. I would say that about 60% of that is from our existing customers. But about 40% or so would be from new customers. And if you look at our commitments to commit, which is really our best future indicator of growth, you’ll see a very similar parallel in terms of some of those numbers. But a number of our existing customers are in very good positions to do things and we continue to have a strong pipeline now for several quarters. But that commitments to commit is really the best indicator of when we’re getting closer to people actually having the confidence to make some investments. But some of the pull-through will be, I’m sure, influenced by the national economy as we look forward. So hopefully that gets at your question.

Michael Rose  — Raymond James & Associates - Analyst

It does. And can you remind us again what a normal utilization rate is? I know it was up 1% this quarter.

Beth Acton  — Comerica Incorporated - CFO, EVP

Yeah, if you look at - it was 45% this quarter. If you look at over the last nine years, the average is about 47%. And it ranges, it has ranged between 44 as the low back in ‘03 to 52 as a high which was in ‘08. So we’re still under the average over that last nine years.

Michael Rose  — Raymond James & Associates - Analyst

Ok. Thank you.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Thank you.

Operator

Our next question comes from Brian Foran with Nomura.

Brian Foran  — Nomura - Analyst

Hi. Can you, I guess just more broadly on what’s going on in auto, when you look across your businesses, when you say that Dealer Floor plan balances will bounce in, or start improving in August and September, are you already seeing the improvement in the supply chain and it just takes that long for it to filter down to the dealers? Or have you not yet seen the improvement further upstream in terms of supply chain stuff?

Lars Anderson  — Comerica Incorporated - Vice Chairman of Business Bank

Yeah, Brian, that’s a good question. We’ve been watching this closely. We fortunately have a very select group of mega dealers that we work with who are a pretty good proxy for that market, kind of the blue chip dealers. And what we’re hearing from them, and we’re talking to them on a consistent basis, is that the Japanese nameplates are going to really start to roll in in August, September. And so we expect to see those volumes build as we go through the balance of the year. You may have read recently that auto production in Japan is up over 90% now, and so that bodes well. I think in terms of the stickiness of the outstandings of the inventory, it’s going to be a little interesting to watch that because there’s clearly going to be some pent-up demand, I think, in consumers for the Japanese nameplates. So there will probably be a quicker turn on the inventory initially. But that’s 40% of our book of business in Dealer Finance so it can have a substantial impact in terms of outstandings as we look towards the end of the year. So we’ll just have to kind of see how that plays out.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

I think to support what Lars just said, it was actually in the paper over the weekend that two of the largest manufactures were talking about being back to full capacity in September.

[Unidentified Participant.]

By September.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Yeah.

Brian Foran  — Nomura - Analyst

Thank you.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Thank you.

Operator

Our next question comes from Peter Ganucheau with Carlson Capital.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Morning, Peter.

Peter Ganucheau  — Carlson Capital - Analyst

Hi guys. Thanks for taking my call. Steven Alexopoulos hit on it a little bit. Look, I mean, as investors we want to see loan growth, right? Because that can drive positive operating leverage. And I hate to harp on one thing and just beat you on it, but I’m here in Texas and I’m seeing stuff going on. Your C&I loans up nicely. And again, if I just take the math of taking Sterling’s loans and tack it on to your average loans, and I’m like, okay, that’s 5%, 6% growth. So it doesn’t look like organically you’ve given us any growth there in the organic Comerica. So how do I view that, Ralph? I mean, things are getting better in Michigan, things are good here in Texas. Why aren’t loans growing?

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Well, I think as Lars said, we are seeing growth.

Peter Ganucheau  — Carlson Capital - Analyst

Okay.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

And as we said in the numbers, the issue is, when you look back over what’s happened over the last number of months, you had things begin to get better and then they slowed back down. And you see that off and on. So I think as we project, we’re looking very cautiously as to when the economy is going to begin to get real traction and move up. As is our customers. When we talk to our customers in all the markets, they are being very cautious as they invest for the future. They’re making good money and they’re cautious, though, about what’s happening. I think as things calm down a little bit, you will see that begin to pick up. But it’s when that happens, is the key.

Peter Ganucheau  — Carlson Capital - Analyst

Okay. I heard cautious 4 or 5 times, so would you say that leaves a little wiggle room?

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

I would say that we’re positioned well as things pick up.

Peter Ganucheau  — Carlson Capital - Analyst

Okay. And another question, Ralph. You know you’re, I see, let’s call it, a quasi-Texas bank, right, trading at 1.1 of tangible. You have the authorization on the buyback. We’re going to fire it up Q3. I mean, do you look at your bank in that regard when you have hurdles for other potential actions, uses of capital? Do you say, well, man, I could do that one or I could just buy my own stock back since I’ve got almost 11% Tier 1 common and really reward the shareholders? How do you think about that?

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

We look at all the options and what’s best for the shareholders.

Peter Ganucheau  — Carlson Capital - Analyst

Okay, so it is a hurdle. That’s good to know. Thank you guys.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Thank you.

[Unidentified Participant].

Thank you.

Operator

Our next question comes from Terry McEvoy with Oppenheimer.

Terry McEvoy  — Oppenheimer & Co. - Analyst

I think just one question. One of the good sides of the stock price coming down is you’re putting out a lot less goodwill. Was the original estimated goodwill about 750 million? And on page 6 here it’s fallen to about 514, and with the stock price dropping down probably another 50 million. And as I guess as I kind of crunch some numbers, on a per share basis has that goodwill gone from 3.75 down to about $1.25 or $1.30 right now?

Beth Acton  — Comerica Incorporated - CFO, EVP

Yeah, let me address the, at the time of the January announcement, we indicated that at the price at that point, that the goodwill would be about 745 million, so your memory is right. Today we showed in the slides using June 30 prices of 514 million. So it will be settling in somewhere around there potentially, depends on what the stock price does between now and when we close the deal. But to your point is, the level of goodwill will be significantly less. But the rest of the metrics that we talked about, the deal accretion, the merger and restructuring charges and expense synergies are still very consistent with what we said in January.

Terry McEvoy  — Oppenheimer & Co. - Analyst

Okay. So less than half the dilution to tangible book value as expected in January?

Beth Acton  — Comerica Incorporated - CFO, EVP

Yes, so it’s down significantly. So that 514 we reference today versus 745 in January.

Terry McEvoy  — Oppenheimer & Co. - Analyst

Okay, thank you. And then just a question for John. Just given the soft patch in the economy, the weakness there, any areas of the loan portfolio we should be watching closely or you’re watching a little bit more closely today?

John Killian  — Comerica Incorporated - Chief Credit Officer

I’ve got to tell you I’m sleeping a lot better than I was three years ago, as an opening comment. I’m not losing any sleep these days. And frankly, I’m optimistic that we will continue to have low but positive economic growth. What I worry about the most, to be perfectly honest, is that that economic growth will continue as opposed to this second quarter pause continuing. But as long as it does continue to grow, I’m feeling better about Commercial Real Estate than I was in the past. Their charge-offs have been down dramatically in the first two quarters this year. Their NPA inflow was down dramatically in the first two quarters of this year. As we look at the portfolio and the migration trends, we think that’s going to continue. So given the fact that Commercial Real Estate is still the largest individual portion of nonaccruals, that’s still what I worry about the most, after just continued economic growth.

Terry McEvoy  — Oppenheimer & Co. - Analyst

Thank you.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Thank you.

Operator

Our next question comes from Brian Klock with KBW.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Good morning, Brian.

Brian Klock  — Keefe, Bruyette & Woods - Analyst

Good morning. And just a real quick follow-up. On the commitments to commit, Beth, I don’t know if you can let us know. What was the percentage increase from the first quarter?

Beth Acton  — Comerica Incorporated - CFO, EVP

Yeah, let me just give you some numbers. In the fourth quarter, that number was 838 million. In the first quarter it was 1.3 billion. And in the second quarter 1.5 billion.

Brian Klock  — Keefe, Bruyette & Woods - Analyst

Okay.

Beth Acton  — Comerica Incorporated - CFO, EVP

So it’s been a nice run up. And as you know, Brian, it’s not always clear. People put these commitments in place but it doesn’t mean they’re going to draw on them the next month. It could be the next quarter. It could be two quarters. So how this actually turns out into the loan outstandings. But the fact that the pipeline is still strong and the fact that these commitments to commit has increased, makes us hopeful that the signs we’re seeing of, particularly, commercial loan growth will continue.

Brian Klock  — Keefe, Bruyette & Woods - Analyst

Is there anything, I guess looking at your commercial loan growth outside of the Dealer Floor Plan, it was pretty strong here in the second quarter. So can we look at, is there any sort of a capture of that increased first quarter versus fourth quarter and the commitments to commit and seeing that migrate into the draws and outstandings for the second quarter? Is there any sort of rule of thumb that we could use? Or, like you said, it’s hard to see when the timing of those commitments actually come across.

Beth Acton  — Comerica Incorporated - CFO, EVP

Brian, when we figure out that rule of thumb we’ll let you know.

Brian Klock  — Keefe, Bruyette & Woods - Analyst

Okay, fair enough. And one maybe just little housekeeping point here. You talked about in your comments, Beth, about the outlook for fee income saying that it doesn’t include the same level of principal investing and warrants activity in the second half of the year. Can you just remind us where the revenue was in the first half of the year and in the second quarter?

Beth Acton  — Comerica Incorporated - CFO, EVP

Yes. It manifests itself in other NII. And the contribution from principal investing and warrants in each of the quarters, first and second, were 6 million apiece. So 12 million in total for the first half.

Brian Klock  — Keefe, Bruyette & Woods - Analyst

Gotcha.  Okay.

Beth Acton  — Comerica Incorporated - CFO, EVP

And we also, as you saw, we also had auction rate security redemptions that produced 6 million in the first half of the year of gains. Whether those will continue in the second half, we’ll have to see. Those are very driven by redemption activities that are very difficult to predict.

Brian Klock  — Keefe, Bruyette & Woods - Analyst

Great, great. Thanks for taking my questions. Just before I jump off, just want to say congratulations and good luck to Dale. I think this is your last call so good luck to you.

Dale Greene  — Comerica Incorporated - EVP Business Bank

Thank you, Brian. I appreciate it.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Thank you, Brian.

Operator

Our next question comes from Paul Miller with FBR.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Good morning, Paul.

Jessica Ribner  — FBR Capital Markets - Analyst

Hi guys, it’s actually Jessica Ribner for Paul.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Oh sorry, good morning.

Jessica Ribner  — FBR Capital Markets - Analyst

Good morning. Thanks for taking my question. Just a quick one on your deposits vis-a-vis loan growth. If we’re not seeing loan growth, or if you’re not seeing loan growth, next quarter, then do you have plans to limit or decrease your deposits? Why continue taking them if you’re just going to be paying out, and not?

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

No, those are our customer deposits. Very important for the future. And as was mentioned earlier, I think, by both Lars and Beth, we will start to see those go down as we see loan growth begin to ratchet up. And a lot depends on where the economy is, as we’ve mentioned as well on the call. And as that begins to pick up, that will be one of the things that we’re watching, as Beth mentioned. You’ll start to see those deposits in those particular business lines begin to decline as they leverage.

Jessica Ribner  — FBR Capital Markets - Analyst

Okay. So you don’t really have plans to limit your deposit intake?

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

No, we will take care of our customers.

Jessica Ribner  — FBR Capital Markets - Analyst

Okay.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

This is not wholesale.

Beth Acton  — Comerica Incorporated - CFO, EVP

And you can see very much in slides we’ve put out in the past that our cost of interest bearing, our cost of deposits in total is very low compared to many of our peers. So it’s not like we’re out there with high rates trying to attract deposits. We are managing our deposit costs very closely.

Dale Greene  — Comerica Incorporated - EVP Business Bank

It’s about relationships.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Yeah. These are relationship driven.

Jessica Ribner  — FBR Capital Markets - Analyst

Okay. Thanks guys. I appreciate it.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Thank you.

Operator

And there are no further questions in queue. I will now turn the conference to Mr. Ralph Babb for any further presentation.

Ralph Babb  — Comerica Incorporated - Chairman, CEO, President

Thank you. And we want to especially thank you all for joining us on the call today and we appreciate your continued interest in Comerica. Thank you very much.